Duke Energy Florida Project Finance, LLC A Subsidiary of Duke Energy Florida, LLC Proposed Offering of: $1,294,200,000 Series A Senior Secured Bonds: Series A 2018 - $178.8 million* Series A 2021 - $153.0 million* Series A 2026 - $444.8 million* Series A 2033 - $517.6 million* Primer and Transaction Summary *Preliminary and subject to change. Subject to market conditions and appropriate filings with the SEC, alternative weighted average life (WAL) designations are possible. For example, Series A Bonds with weighted average life designation of 2, 5, 10, 15.2 and 18.5 years. June 2016 Free Writing Prospectus Filed under Rule 433 Relating to Preliminary Prospectus dated June 2, 2016 File Nos. 333-209196 and 333-209196-01

Duke Energy Florida Project Finance, LLC (“DEF Project Finance”) and Duke Energy Florida, LLC (“DEF”) have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents DEF Project Finance and DEF have filed with the SEC for more complete information about DEF Project Finance and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, DEF Project Finance, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling RBC Capital Markets, LLC toll free at 1-800-831-9146 or Guggenheim Securities, LLC by calling collect at 1-212-918-8773. This Primer and Transaction Summary is not required to contain all information that is required to be included in the prospectus that has been prepared for the securities offering to which this Primer and Transaction Summary relates. The prospectus contains material information not contained herein, and the prospective purchasers are referred to the prospectus, including the final prospectus. This Primer and Transaction Summary is not an offer to sell or a solicitation of an offer to buy these securities in any jurisdiction where such offer, solicitation or sale is not permitted. This Primer and Transaction Summary is not required to contain all information that is required to be included in the prospectus that has been prepared for the securities offering to which this Primer and Transaction Summary relates. The prospectus contains material information not contained herein, and the prospective purchasers are referred to the prospectus, including the final prospectus. This Primer and Transaction Summary is not an offer to sell or a solicitation of an offer to buy these securities in any jurisdiction where such offer, solicitation or sale is not permitted. Prospective purchasers are referred to the legends in the prospectus and final prospectus for more information on offering restrictions in certain jurisdictions. The information in this Primer and Transaction Summary is preliminary and may be superseded by an additional term sheet provided to you prior to the time you enter into a contract to purchase securities in the offering referred to herein. The information in this Primer and Transaction Summary shall supersede any such similar information that may have previously been delivered to you. This Primer and Transaction Summary is being delivered to you solely to provide you with information about the offering of the securities referred to herein. The securities are being offered when, as and if issued. In particular, you are advised that these securities, and the nuclear asset-recovery charges securing them, are subject to modification or revision (including, among other things, the possibility that one or more WAL designations of securities may be split, combined, increased or decreased in size or eliminated entirely), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that are different from those indicated herein, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRIMER AND TRANSACTION SUMMARY IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Price and availability of the securities are subject to change without notice. A contract of sale will come into being no sooner than the date on which the relevant WAL designation of the securities has been priced and the underwriters have confirmed the allocation of securities to be made to you; any “indications of interest” expressed by you, and any “soft circles” generated by the underwriters, will not create binding contractual obligations for you or the underwriters (or any other person or entity). You may withdraw your offer to purchase securities at any time prior to the underwriters’ acceptance of your offer. Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this Primer and Transaction Summary is attached relating to (i) these materials not constituting an offer (or a solicitation of an offer), (ii) the absence of representation that these materials are accurate or complete and may not be updated or (iii) responsibility of these materials being confidential are not applicable to these materials and should be disregarded. Note to Recipients 1 Duke Energy Florida Project Finance, LLC

Cautionary Statement Regarding Forward-Looking Statements Cautionary Statement This document includes forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as “will,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “should,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook,” “is designed to,” “intended”) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to important factors included in “Risk Factors” in the registration statement (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on financial results, and could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of DEF Project Finance or DEF, in the prospectus, in presentations, on websites, in response to questions or otherwise. The following are some factors, among others, that could cause actual results to differ materially from those expressed or implied by our forward looking statements: state and federal legislative and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry, and changes in, or changes in application of, laws or regulations applicable to other aspects of DEF’s business; the accuracy of the servicer’s estimates of future demand and prices for energy; the accuracy of the servicer’s estimates of industrial, commercial and residential growth or decline in the service territory or customer bases resulting from customer usage patterns, including energy efficiency efforts and use of alternative energy sources, including self-generation and distributed generation technologies; large customers unexpectedly ceasing business or departing DEF’s service territory; changes in market demand, including the effect of demographic patterns; the influence of weather and other natural phenomena affecting electric customer energy usage in the service territory, including the economic, operational and other effects of severe storms, hurricanes, droughts and tornadoes; the operating performance of DEF’s facilities; the accuracy of the servicer’s forecast of energy consumption; the accuracy of the servicer's estimates of the customer payment patterns, including the rate of delinquencies and any collections curves; the reliability of the systems, procedures and other infrastructure necessary to operate the electric business in the service territory; national or regional economic conditions affecting electric customer energy usage in the service territory; direct or indirect results of cyber attacks, security breaches or other attempts to disrupt the servicer’s business; acts of war or terrorism, global instability or other catastrophic events affecting electric customer energy consumption in the service territory; and other factors we discuss in this prospectus and any of DEF Project Finance’s SEC filings. Any forward-looking statement speaks only as of the date on which such statement is made, and neither DEF Project Finance nor DEF undertakes any obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. 2 Duke Energy Florida Project Finance, LLC

Duke Energy Florida Project Finance, LLC

Summary and Background on Transaction

- **Duke Energy Florida, LLC** (“**DEF**”), an indirect, wholly-owned subsidiary of Duke Energy Corporation and DEF’s wholly-owned subsidiary, **Duke Energy Florida Project Finance, LLC** (“**DEF Project Finance**”) filed a registration statement with the SEC for an offering of $1,294,200,000 of Series A Senior Secured Bonds (“**Series A Bonds**” or “**Bonds**”).
- DEF Project Finance is a ring-fenced/bankruptcy-remote, project finance subsidiary established to finance certain costs remaining unrecovered after the retirement of the Crystal River Unit 3 nuclear plant.
- The Series A Bonds are **corporate securities**. They are not asset-backed securities and neither DEF nor DEF Project Finance is an asset-backed issuer as defined by the SEC governing regulations.
  - ✓ Bonds will be issued by DEF Project Finance, which, like its parent DEF, is organized as a limited liability company (LLC).
  - ✓ Bonds are fully taxable. For U.S. federal income tax purposes, the Bonds will be treated as debt of DEF.
  - ✓ Consistent with corporate financial reporting requirements, nuclear asset-recovery charges collected to service the Bonds will be reported as revenue on the consolidated income statement of DEF as future electricity transmission and distribution services are billable to DEF customers.

Anticipated Capital Structure of DEF Project Finance*

Series A Bonds	Expected WAL (Years)*	Principal Amount*	# of Principal Payment Dates	Scheduled Final Payment Date**
Series A 2018	2.0	$178,800,000	7	Mar-2020
Series A 2021	5.0	$153,000,000	6	Sep-2022
Series A 2026	10.0	$444,800,000	16	Mar-2030
Series A 2033	16.9	$517,600,000	14	Sep-2036

Membership Interest***	$6,471,000

* Preliminary and subject to change. Subject to market conditions and appropriate filings with the SEC, alternative WAL designations are possible. For example, Series A Bonds with WAL designation of 2, 5, 10, 15.2 and 18.5 years.
** Legal Final is 2 years after scheduled final payment date
*** Funded by capital contribution from DEF

DEF electric service territory is large and diverse: 13,000 sq. miles in all or parts of 35 Florida counties / ~ 1.7 million current customers


Duke Energy Florida Service Territory
(counties served in all or in part)

3 | Duke Energy Florida Project Finance, LLC

RRB/ROC Bond Market Overview These types of bonds are also often known as Rate Reduction Bonds (“RRBs”) or Ratepayer Obligation Charge Bonds (“ROC Bonds”): Beginning in 1997, approximately ~$49 billion par issued across 63 transactions to date. Since 2008, ~$9.0 billion issued. Currently, ~$8.5bn outstanding: With weighted average lives of 10 years and more: ~$502 million With weighted average lives of less than 10 years: ~$8.0 billion Sector Statistics(1) Outstanding RRB/ROC Bond Tranches by WAL(1) Source: Bloomberg and SEC Filings. Includes fully taxable deals only. Preliminary and subject to change. Subject to market conditions and appropriate filings with the SEC, alternative WAL designations are possible. For example, Series A Bonds with WAL designation of 2, 5, 10, 15.2 and 18.5 years. DEF Project Finance Series A Bonds by WAL(2) 4 Duke Energy Florida Project Finance, LLC Series A 2033 WAL – 16.9yrs Series A 2026 WAL – 10yrs Series A 2018 WAL – 2yrs Series A 2021 WAL – 5yrs 5-10 years WAL Under 5 years WAL 10+ years WAL $5,887mm 69% $2,125mm 25% $502mm 6% $178.8mm 14% $153.0mm 12% $444.8mm 34% $517.6mm 40%

What is an RRB/ROC Bond? Sponsored by electric utilities who provide an essential service. Used by utilities to recover costs related to certain projects (e.g., stranded cost recoveries, environmental control equipment, retirement of nuclear plants, storm damage repairs, etc.). Backed by special property (“Property”) representing the right to impose, bill, adjust and collect specific charges (the “Charge”) from electric customers located within the utility’s service territory on a joint and several basis. Unlike property supporting first mortgage bonds or other project finance entities, this Property is intangible and contains specific legal rights and protections to ensure that RRB/ROC bondholders are paid on time. The Property creates the right to impose, bill, adjust and collect specific charges from customers on electricity consumption to support the bonds to the extent the customers remain connected to the grid regardless of where the electricity is generated. This Property is created by special state legislation and an irrevocable financing order issued by the state’s public service commission: The utility transfers Property to a wholly-owned, ring-fenced/bankruptcy-remote special purpose limited liability company (the “Issuer”) in a true sale. Issuer finances purchase by issuing RRBs/ROC bonds to investors and pledges the Property as collateral for repayment of the RRBs/ROC bonds. The Property is NOT a receivable or pool of receivables. The Property contains the true-up mechanism which is guaranteed to be implemented by the state public service commission that regulates electricity rates. It requires the Charge be adjusted to whatever level necessary to pay timely debt service on RRBs/ROC bonds. The state pledges never to interfere with Property owner’s ability to impose, bill, adjust or collect the Charge. Rating agencies have generally assigned top ratings to RRBs/ROC bonds. No U.S. RRB/ROC Bond has been downgraded or put on a “watch list” for downgrade by S&P, Moody’s or Fitch. How Typical RRB/ROC Bond Deals Work 5 Duke Energy Florida Project Finance, LLC

The Key Pillars of RRBs/ROC Bonds and DEF Project Finance Senior Secured Series A Bonds Key Pillars of RRBs/ROC Bonds DEF Project Finance Senior Secured Series A Bonds 1 Authorized by specific state statute. Florida statute (Section 366.95 enacted July 1, 2015). Florida state legislature passed the statute unanimously. 2 Property is supported by the regulatory authority/power of the state government, set forth in a special state statute and implementing a financing order by the governmental entity that oversees/regulates electric utility service which is an essential commodity/service. Property is supported by the Florida statute and the financing order from Florida Public Service Commission (the “FPSC”). The Property is called Nuclear Asset-Recovery Property pursuant to the special statute. 3 Bondholders’ rights are subject to certain protections under state and federal law, including the “taking” and “contract” clauses of the U.S. Constitution. The state pledge constitutes a contractual relationship between the bondholders and the State of Florida. 4 Once Bonds are issued, the financing order is irrevocable. The FPSC issued a financing order on November 19, 2015 and it is binding and non-appealable. It will be irrevocable upon the issuance of the Bonds. 5 The Charge is imposed on electric customers on a joint and several basis (i.e., if one customer doesn’t pay, all others must pick up any shortfall). Joint and several basis for all DEF customers (including 1.7 million existing customers as well as new customers). 6 The Charge is nonbypassable (i.e., the only way to avoid the Charge is for customers to disconnect from grid). DEF customers cannot avoid payment of the Charge unless they disconnect from the grid. 7 Upon a filing by the servicer, a true-up mechanism is guaranteed to be implemented by the state’s public service commission which oversees electric delivery services in the state. The statute and financing order requires the Charge to be adjusted to whatever level necessary (i.e., no cap) to make timely payment of debt service on the Bonds. The FPSC is required to and guarantees to act upon a true-up filing to adjust the Charge at least every 6 months (or more frequently as required) to whatever level is necessary to meet scheduled debt service based on DEF’s forecast of electricity consumption. 8 The state pledges never to interfere with the utility’s ability to impose, adjust and collect the Charge. Pledge from State of Florida not to impair the value of the Property or revise the costs being recovered. 9 Issuer is a ring-fenced/ bankruptcy-remote limited purpose limited liability company. Duke Energy Florida Project Finance, LLC. 6 Duke Energy Florida Project Finance, LLC

DEF Project Finance’s security features distinguish it from high-quality corporate as well as municipal or ABS debt products 7 Duke Energy Florida Project Finance, LLC Irrevocable Financing Order The Florida Public Service Commission's financing order is irrevocable upon issuance of the Bonds. Unlike financing or rate orders that support utility first mortgage bonds or unsecured debt, this order is irrevocable and may not be changed. This and the features below address fundamental regulatory risk issues concerning utility debt. State Guarantee of Regulatory Action and Pledge of Non-Interference with Bondholder Rights The Florida State government pledges not to take any action that would impair the value of the Property – known as Nuclear Asset-Recovery Property – except for adjustments from the true-up mechanism for timely payment (described below), it will not reduce, alter, or impair the nuclear asset-recovery charges imposed to benefit of the bondholder. This pledge, combined with the true-up mechanism, and the irrevocable financing order constitute a guarantee of regulatory action involving an essential service, the delivery of electricity. Nonbypassable – Customers Cannot Avoid Charge DEF’s present and future utility customers cannot avoid the Charge as long as the customers use DEF’s grid for delivery of electricity (including as backup power if power is self-generated). Any successor utility company must also impose, bill, adjust and collect the Charge to pay the Bonds on time. Robust Ongoing True-Up Adjustment of the Charge to Ensure Timely Payment A true-up mechanism adjusts the Charge on customers on a periodic basis and, in some cases, as frequently as monthly, to whatever level is necessary, to ensure timely debt service on the Bonds. The true-up mechanism, coupled with the irrevocable and nonbypassable charge, distinguish RRBs/ROC Bonds from high quality corporate, municipal, or ABS debt. All current and future customers of electric service are required to pay the Charge on a joint and several basis. Ring-Fenced/Bankruptcy-Remote Structure Protects Investors Property securing the Issuer’s credit is sold via a true sale to a ring-fenced /bankruptcy-remote LLC subsidiary. Issuer is ring-fenced from bankruptcy estate of sponsoring utility. This structure withstood two recent utility bankruptcies where RRB/ROC bonds were outstanding at the time of bankruptcy: Pacific Gas & Electric 2001 and Montana Power 2002. Corporate Security The Series A Bonds are corporate securities. They are not asset-backed securities and neither DEF nor DEF Project Finance is an asset-backed issuer as defined by the SEC governing regulations.

DEF Project Finance Series A Senior Secured Bonds Basic Corporate and Ongoing Cash Flow Structure for P&I 8 Duke Energy Florida Project Finance, LLC In the initial offering, DEF (the parent utility) sells the Property, or the right to impose, adjust, bill and collect special nonbypassable Charge to be paid by all electric service customers, on a joint and several basis, to DEF Project Finance. Following the offering, the Charge is imposed, billed, adjusted and collected to pay principal and interest (P&I) as follows: Approximately 1.7 million existing plus new customers Pay Charge based on electricity consumption ($) on a joint and several basis Bank of New York Mellon Trust Company, N.A. (Indenture Trustee on behalf of Bondholders) ($) Remits all Charge collections daily to collection account, pledged to Indenture Trustee Pays principal and interest semi-annually ($) DEF electric service territory covers approximately 13,000 sq. miles in all or parts of 35 Florida counties / ~ 1.7 million current customers Bondholders Duke Energy Florida Project Finance, LLC (Issuer, Limited Purpose Finance Subsidiary) Duke Energy Florida, LLC (Sponsor, Depositor, Seller, Initial Servicer) Ring-Fenced/Bankruptcy-Remote Irrevocable financing order includes true-up mechanism to adjust Charge as needed to pay P&I Florida Public Service Commission Duke Energy Florida Service Territory (counties served in all or in part)

DEF Project Finance Senior Secured Series A Bonds Terms Issuer: Duke Energy Florida Project Finance, LLC Initial Servicer: Duke Energy Florida, LLC (fully regulated utility) Indicative Size: $1,294,200,000 across 4 weighted average life designations (Series A 2018, 2021, 2026, 2033) Expected Ratings: Expected ratings of Aaa (sf) / AAA (sf) / AAAsf from Moody’s, S&P and Fitch Use of Proceeds: Purchase the nuclear asset-recovery property relating to the Bonds from DEF, owner of the retired Crystal River 3 nuclear power plant. DEF will use the proceeds it receives from the sale of the nuclear asset recovery property to pay down a portion of its outstanding short-term debt and/or to make an equity distribution to DEF’s parent, Duke Energy Corporation. This will permit DEF to finance certain costs remaining unrecovered after the retirement of the Crystal River Unit 3 nuclear plant Pay upfront bond issuance costs WAL: Sinking fund Bonds, based upon a fixed sinking fund schedule No prepayment is permitted Expected weighted average lives of 2, 5, 10 and 16.9 years Offering Format: SEC-registered, public Bloomberg Ticker: CORP Collateral: Property (nuclear asset-recovery property) right created by a Financing Order giving DEF Project Finance, as owner of the Property, the right to impose, bill, adjust and collect a special Charge (nuclear asset-recovery charge), on a joint and several basis, on electricity bills of customers located in DEF’s service territory. Charge is nonbypassable. This means the Charge can only be avoided if customers completely disconnect from the grid No receivables or pool of receivables Broad Property right covers all existing and future customers of electricity in 13,000 square mile DEF service territory Ongoing True-Up of Charge to Ensure Timely Payment: At least semi-annual adjustments of charge to meet scheduled debt service or more frequently as needed Servicer must adjust Charge to pay timely principal and interest; FPSC guarantees to act on the true-up Payment Frequency: Semi-annual every March and September, first payment date is March 2017 Interest Rate: Fixed-rate (interest calculated on 30/360 basis) Optional Redemption: Not permitted; non-callable Security: Pledge of the Collateral defined above (from irrevocable financing order and true-up mechanism, together with the state pledge of non-interference constitute a guarantee of regulatory action) Funds on deposit in transaction accounts Issuer’s rights under various transaction documents 9 Duke Energy Florida Project Finance, LLC

Series A Sinking Fund Schedule

- Bonds pay in accordance with the sinking fund schedule shown to the right.
- This sinking fund schedule is stable:
  - Prepayment is not permitted.
  - The aggregate payments of principal of and interest on the Bonds and the timing of such payments are not expected to change materially over the life of the Bonds even under the stress cases (see next page for additional detail).

Sinking Fund Schedule

Semi-Annual Payment Date	Series A 2018 Principal Balance	Series A 2021 Principal Balance	Series A 2026 Principal Balance	Series A 2033 Principal Balance
Closing Date	$178,800,000	$153,000,000	$444,800,000	$517,600,000
03/01/2017	$144,480,262	$153,000,000	$444,800,000	$517,600,000
09/01/2017	$118,685,494	$153,000,000	$444,800,000	$517,600,000
03/01/2018	$90,346,932	$153,000,000	$444,800,000	$517,600,000
09/01/2018	$65,150,472	$153,000,000	$444,800,000	$517,600,000
03/01/2019	$36,473,818	$153,000,000	$444,800,000	$517,600,000
09/01/2019	$10,695,990	$153,000,000	$444,800,000	$517,600,000
03/01/2020	-	$134,736,233	$444,800,000	$517,600,000
09/01/2020	-	$109,124,237	$444,800,000	$517,600,000
03/01/2021	-	$79,174,384	$444,800,000	$517,600,000
09/01/2021	-	$52,833,686	$444,800,000	$517,600,000
03/01/2022	-	$22,714,123	$444,800,000	$517,600,000
09/01/2022	-	-	$440,664,956	$517,600,000
03/01/2023	-	-	$409,869,228	$517,600,000
09/01/2023	-	-	$382,280,571	$517,600,000
03/01/2024	-	-	$350,914,751	$517,600,000
09/01/2024	-	-	$322,603,567	$517,600,000
03/01/2025	-	-	$290,262,835	$517,600,000
09/01/2025	-	-	$261,323,628	$517,600,000
03/01/2026	-	-	$228,276,782	$517,600,000
09/01/2026	-	-	$198,358,145	$517,600,000
03/01/2027	-	-	$164,685,968	$517,600,000
09/01/2027	-	-	$134,037,225	$517,600,000
03/01/2028	-	-	$99,734,125	$517,600,000
09/01/2028	-	-	$67,551,134	$517,600,000
03/01/2029	-	-	$32,444,542	$517,600,000
09/01/2029	-	-	$143,167	$517,600,000
03/01/2030	-	-	-	$481,499,753
09/01/2030	-	-	-	$448,019,204
03/01/2031	-	-	-	$410,551,464
09/01/2031	-	-	-	$376,120,466
03/01/2032	-	-	-	$337,297,107
09/01/2032	-	-	-	$301,622,522
03/01/2033	-	-	-	$261,616,681
09/01/2033	-	-	-	$224,689,219
03/01/2034	-	-	-	$183,236,399
09/01/2034	-	-	-	$145,000,685
03/01/2035	-	-	-	$102,235,946
09/01/2035	-	-	-	$62,622,152
03/01/2036	-	-	-	$18,504,003
09/01/2036	-	-	-	-

10 | Duke Energy Florida Project Finance, LLC

Sensitivity to Unexpected Changes in Electricity Consumption and Charge Collections otherwise known as the "Forecast Variance"

Sensitivity to Credit Risk

- For a payment default as a result of insufficient funds, our stress case analysis demonstrated there would need to be *unexpected*, *persistent* and *extensive drops* in electricity consumption between payment dates (which are also mandated true-up adjustment dates), i.e., every 6 months.
- A greater than minus 60% forecast variance (the difference between actual and forecasted electricity consumption) would be needed between any payment date.
  - To compare and put a minus 60% forecast variance in context, during the most recent 10 years, DEF's mean annual forecast variance was only minus 0.16% (i.e., DEF typically collected 1% less than what DEF forecasted it would collect) and the largest unfavorable annual forecast variance was minus 6.53%.
- ***We are not aware of any practical circumstance where such unexpected, extensive and persistent drops in the consumption of electricity or increases in defaults and write offs of that magnitude could occur in the DEF service territory.***

Weighted Average Life is Stable

- As shown in the table below, 5% and 15% declines in electricity consumption have *no material effect* on the weighted average life of each WAL designation.
- There is only about 1/10th of a year or less change for each Series A WAL under the severe case of minus 15%.

Effect on WAL due to changes in forecast variance

Series A Bonds	Expected consumption WAL (years)	-5% change in forecast variance WAL (years)	-15% change in forecast variance WAL (years)
Series A 2018	2.0	2.0	2.0
Series A 2021	5.0	5.0	5.0
Series A 2026	10.0	10.0	10.0
Series A 2033	16.9	16.9	17.0

** Please Refer to Sensitivity Analysis in the Prospectus (pg. 98 – 101) **

DUKE ENERGY. FLORIDA

11 | Duke Energy Florida Project Finance, LLC

Key Questions & Answers: DEF’s Credit Structure 12 Duke Energy Florida Project Finance, LLC Question Answer May the DEF financing order be rescinded or altered or the FPSC fail to implement the true-up mechanism? No. Once the Bonds are issued, the Florida Financing Act provides that the financing order, and therefore all obligations set forth within, are irrevocable. May the Florida Financing Act be repealed or altered in a manner that will impair the value of the security or prevent timely repayment of the Bonds? No. Any such action by the State of Florida that impairs the value of the security or the timely repayment of the Bonds would violate the state’s pledge in the Financing Act. How often is the DEF true-up mechanism implemented? At least every six months. DEF as the Servicer may make optional true-up adjustments at any time and for any reason to ensure the recovery of revenues sufficient to pay principal and interest on the Bonds when due. Does the Financing Act or the financing order provide for any cap or limit on the amount of the charge for any customer? No. May DEF customers avoid paying nuclear asset-recovery charges if they switch electric generation service providers or if there is a fundamental change in the regulation of public utilities? No. The Financing Act provides that the nuclear asset-recovery charges are nonbypassable and are to be paid by all existing and future customers receiving transmission or distribution service from DEF or its successors. How would the transaction be affected in the case of a merger, acquisition or bankruptcy of DEF or any successor? Pursuant to the financing order, any successor to DEF is required to perform all obligations of and have the same rights under the financing order as DEF, including the collection of the nuclear asset-recovery charges from customers and payment of appropriate amounts to DEF Project Finance. DEF Project Finance has been organized as a ring-fenced/bankruptcy-remote LLC and other measures have been taken to enhance the separateness between DEF and DEF Project Finance. These measures mitigate DEF Project Finance’s credit exposure to DEF and the risk that DEF Project Finance’s assets would be substantively consolidated with the assets and liabilities of DEF in a potential DEF bankruptcy. *** Please Refer to the Q&As in the Prospectus (Page 34 – 36) ***